UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

clipclop.com Enterprises Inc.
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street, Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]

Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If"Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

clipclop.com Enterprises Inc.

#1500 - 789 West Pender Street

Vancouver BC V6C 1H2

NEWS RELEASE

clipclop.com Signs Definitive Share Exchange Agreement

For Immediate Release

VANCOUVER, BC- April 9, 2001 clipclop.com Enterprises Inc. (OTCBB:CLOPF )

clipclop.com Enterprises Inc.(the"Company") - The Company is pleased to announce it has entered into a definitive share exchange agreement for the acquisition of all the issued and outstanding membership interests of USe-Store, LLC.

The purchase price and acquisition terms were finalized on February 27, 2001 and the purchase is anticipated to be completed by April 15, 2001. All of the issued and outstanding membership interests of USe-Store, LLC will be acquired from the current members of USe-Store, LLC in consideration of the Company issuing to USe-Store's current members an aggregate of 10,000,000 common shares and promissory notes in the aggregate principal amount of $250,000.

USe-Store, LLC is an e-market place which lists and categorizes businesses' products and/or services. USe-Store provides web hosting services for those businesses listed on the USe-Store website (www.use-store.com) for a monthly fee of $29.95. USe-Store currently hosts more than thirteen hundred (1,300) businesses and projects it will generate revenues in excess $450,000 for the next twelve months*. Jerry Bohn, Vice-President Marketing, estimates that Use-Store is adding more than 200 new hosted members every week*. Mr. Bohn is very confident"that based on the agreement that Use-Store, LLC has with its distribution channels, this number should continue to grow in the future."*

The clipclop.com and USe-Store.com websites have been cross-promoting each other through pop-up windows placed on each of these websites. USe-Store, LLC nationally advertises its on-line product search engine through television media and a paid referral program.

USe-Store, LLC is a California limited liability company that is owned 31.25% by Jonathan Severn, the President and CEO of clipclop.com, 31.25% by Jerry Bohn, the Secretary and Vice President Marketing of clipclop.com, 25% by Ryan Spurgin, the Vice President Technology of clipclop.com and 12.5% by Gregg Schlender, the Vice President Sales of clipclop.com.

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Severn

Jonathan Severn, CEO & President

Contact:
clipclop.com Enterprises Inc.
Andrew Carruthers, 604/408-8890
604/408-8892 (fax)
news@clipclop.com

Legal Notice Regarding Forward-Looking Statements

This press release contains"forward-looking statements," including forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this press release have been identified with an"*" and include statements regarding:

(1) USe-Store's projected revenues of $450,000 for the next twelve months;

(2) USe-Store continuing to add 200 new members every week; and

(3) USe-Store's ability to continue to grow in the future by continuing to add new members.

It is important to note that the Company's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as, insufficient demand and market acceptance of USe-Store's website as place to sell products and/or services on the Internet, emergence of companies with competing or superior websites and services, unforeseen changes in the software and hardware technology used in connection with the Internet, unforeseen claims in connection with the Company's intellectual property rights in connection with its web hosting services, unforeseen laws and regulations governing the sale of products and/or services over the Internet, continued development and maintenance of the infrastructure required for the Internet, continued and expanded use of the Internet as a basis for e-commerce, communication and computing, and the overall success of the Company and its subsidiaries in general.

Although clipclop.com, Inc. believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's annual report of Form 20-F for the year ended September 30, 2000 and the Company's other periodic reports filed from time-to-time with the Securities and Exchange Commission.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

  Reporting Issuer

  clipclop.com Enterprises Inc.
  (the"Company")
  #1500- 789 West Pender Street
  Vancouver, BC V6C 1H2
  (604) 408-8890

  Date of Material Change

  April 9, 2001

  Press Release

  April 9, 2001

  Vancouver, British Columbia

  Summary of Material Change

  The Company announces that it has signed a definitive Share Exchange Agreement for the acquisition of all the issued and outstanding membership interests of USe-Store, LLC.

  Full Description of Material Change

  See attached Schedule"A".

  Reliance on Section 85(2) of the Act

  N/A

  Omitted Information

  N/A

  Senior Officers

  Jonathan Severn, President and C.E.O.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Oxnard, California this 18th day of April, 2001.

/s/ Jonathan Severn
JONATHAN SEVERN
President, CEO and Director

SCHEDULE"A"

clipclop.com Enterprises Inc.
#1500 - 789 West Pender Street
Vancouver BC V6C 1H2

NEWS RELEASE

clipclop.com Signs Definitive Share Exchange Agreement

For Immediate Release

VANCOUVER, BC- April 9, 2001 clipclop.com Enterprises Inc. (OTCBB:CLOPF )

clipclop.com Enterprises Inc.(the"Company") - The Company is pleased to announce it has entered into a definitive share exchange agreement for the acquisition of all the issued and outstanding membership interests of USe-Store, LLC.

The purchase price and acquisition terms were finalized on February 27, 2001 and the purchase is anticipated to be completed by April 15, 2001. All of the issued and outstanding membership interests of USe-Store, LLC will be acquired from the current members of USe-Store, LLC in consideration of the Company issuing to USe-Store's current members an aggregate of 10,000,000 common shares and promissory notes in the aggregate principal amount of $250,000.

USe-Store, LLC is an e-marketplace which lists and categorizes businesses' products and/or services. USe-Store provides web hosting services for those businesses listed on the USe-Store website (www.use-store.com) for a monthly fee of $29.95. USe-Store currently hosts more than thirteen hundred (1,300) businesses and projects it will generate revenues in excess $450,000 for the next twelve months*. Jerry Bohn, Vice-President Marketing, estimates that Use-Store is adding more than 200 new hosted members every week*. Mr. Bohn is very confident"that based on the agreement that Use-Store, LLC has with its distribution channels, this number should continue to grow in the future."*

The clipclop.com and USe-Store.com websites have been cross-promoting each other through pop-up windows placed on each of these websites. USe-Store, LLC nationally advertises its on-line product search engine through television media and a paid referral program.

USe-Store, LLC is a California limited liability company that is owned 31.25% by Jonathan Severn, the President and CEO of clipclop.com, 31.25% by Jerry Bohn, the Secretary and Vice President Marketing of clipclop.com, 25% by Ryan Spurgin, the Vice President Technology of clipclop.com and 12.5% by Gregg Schlender, the Vice President Sales of clipclop.com.

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Severn

Jonathan Severn, CEO & President

Contact:
clipclop.com Enterprises Inc.
Andrew Carruthers, 604/408-8890
604/408-8892 (fax)
news@clipclop.com

Legal Notice Regarding Forward-Looking Statements

This press release contains"forward-looking statements," including forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this press release have been identified with an"*" and include statements regarding:

(1) USe-Store's projected revenues of $450,000 for the next twelve months;

(2) USe-Store continuing to add 200 new members every week; and

(3) USe-Store's ability to continue to grow in the future by continuing to add new members.

It is important to note that the Company's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as, insufficient demand and market acceptance of USe-Store's website as place to sell products and/or services on the Internet, emergence of companies with competing or superior websites and services, unforeseen changes in the software and hardware technology used in connection with the Internet, unforeseen claims in connection with the Company's intellectual property rights in connection with its web hosting services, unforeseen laws and regulations governing the sale of products and/or services over the Internet, continued development and maintenance of the infrastructure required for the Internet, continued and expanded use of the Internet as a basis for e-commerce, communication and computing, and the overall success of the Company and its subsidiaries in general.

Although clipclop.com, Inc. believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's annual report of Form 20-F for the year ended September 30, 2000 and the Company's other periodic reports filed from time-to-time with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLIPCLOP.COM ENTERPRISES INC.
(Registrant)

Date:  April 18, 2001

/s/ Jonathan Severn
Jonathan Severn, President, CEO and Director